June 28, 2010

Shari Sookarookoff
President and Chief Executive Officer
Online Originals, Inc.
2020 Sherwood Park, Suite 57113
AB, T8A 3H9, Canada

     Re: **Online Originals, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed June 25, 2010
             File No. 000-53230

Dear Ms. Sookarookoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal #1, page 5

1.   You state that the company is changing its name to CREENERGY Corporation to "convey a sense of the Company's new business focus." Please disclose the new business focus of the company.

Proposal #2, page 6

2.   Please expand your disclosure to include a table that shows before and after completion of the stock split (i) the number of shares authorized, (ii) the number of shares authorized and reserved for issuance, and (iii) the number of shares authorized but unissued.

3.	You state that you intend to file an application with the Financial Industry Regulatory Authority (FINRA) to have your common stock traded on the over the counter market. According to your Form 10-K for the fiscal year ended November 30, 2009, your common stock is already quoted on the OTCBB under the symbol "OLOI." Please explain. Further, we understand that a market maker must sponsor the security and demonstrate compliance with Rule 15c2-11 under the Securities Exchange Act of 1934 before quotations for that issuer's securities may begin on the OTCBB. Please note that issuers cannot apply to have their securities quoted on the OTCBB, which is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities, and references to an application by the company is not appropriate.

4.	You state on page 6 that, after the forward stock split, the number of your authorized shares will remain unchanged. However, we note that in this information statement you are proposing to increase the number of authorized shares of common stock from 75,000,000 to 675,000,000. Further, your disclosure on pages 6-7 regarding "newly available shares" suggests that the authorized shares will increase. Please revise to state that the authorized shares will increase as a result of proposal #3.

5.	Please tell us if you plan to append the amendment to the articles of incorporation to the information statement sent to your shareholders.

Proposal #3, page 9

6.	Please revise the last paragraph of this section to state the number of votes required for shareholders to approve the proposal to authorize additional common shares, rather than the number of votes required for shareholders to approve the forward stock split.

7.	It appears that the disclosure on page 7 regarding "future dilutive transactions" is more appropriate under proposal #3. Please explain the significance of the disclosure to proposal #2 or revise.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel